SEC FILE NUMBER 000-31523
CUSIP NUMBER
45071R109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

☐ For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Ixia

Full Name of Registrant

Former Name if Applicable

26601 West Agoura Road

Address of Principal Executive Office (Street and Number)

Calabasas, California 91302

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Ixia (“Ixia” or the “Registrant”) has determined that it is unable to file with the Securities and Exchange Commission (the “SEC”) its Quarterly Report on Form 10-Q for the quarter ended June 30, 2014 (the “2014 Second Quarter Form 10-Q”) within the prescribed time period. For the reasons discussed below, the Registrant requires additional time to complete the condensed consolidated financial statements as of and for the quarter and six months ended June 30, 2014 that are required to be included in the 2014 Second Quarter Form 10-Q.

The Registrant has not yet filed with the SEC its Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 (the “2014 First Quarter Form 10-Q”). Due to the impact of the 2014 First Quarter Form 10-Q on the preparation of the Registrant’s condensed consolidated financial statements to be included in the 2014 Second Quarter Form 10-Q, the Registrant is unable to complete and file the 2014 Second Quarter Form 10-Q until such time as the Registrant has completed and filed the 2014 First Quarter Form 10-Q. As of the date of this filing, the Registrant is working diligently to complete the 2014 First Quarter Form 10-Q and expects that, once it does so, it can complete the condensed consolidated financial statements to be included in the 2014 Second Quarter Form 10-Q and that its independent registered public accounting firm can then complete its review of those financial statements.

As previously reported by the Registrant, including in its Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “2013 Form 10-K”), as a result of the resignation on October 24, 2013 of the Registrant’s former President and Chief Executive Officer, Victor Alston, the Audit Committee (the “Audit Committee”) of the Registrant’s Board of Directors conducted an investigation that included performing procedures to assess the Registrant’s recording of financial transactions and the corresponding impact on the Registrant’s financial reporting. As a result of the Audit Committee investigation and the Registrant’s own internal accounting review, the Registrant identified certain errors in its revenue recognition practices that affect the timing of the Registrant’s recognition of revenue. After accumulating and evaluating the identified errors, on April 11, 2014, the Registrant’s management and the Audit Committee concluded that the Registrant’s previously issued condensed consolidated financial statements contained in its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013 and June 30, 2013 should no longer be relied upon and should be restated.

As a result of the above-described matters, the Registrant was unable to timely file with the SEC its Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, its 2013 Form 10-K, a Current Report on Form 8-K/A relating to the Registrant’s December 2013 acquisition of Net Optics, Inc. (the “Form 8-K/A”) and the 2014 First Quarter Form 10-Q. On June 23, 2014, the Registrant filed with the SEC the 2013 Third Quarter Form 10-Q, the 2013 Form 10-K, the Form 8-K/A and Amendments on Form 10-Q/A to its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013 and June 30, 2013. Following such filings, the Registrant remained delinquent in the filing of its 2014 First Quarter Form 10-Q.

For the reasons disclosed above, the Registrant requires additional time to complete and file its 2014 Second Quarter Form 10-Q and, in particular, its condensed consolidated financial statements to be included therein.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Brent Novak	818	871-1800
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Registrant Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

The Registrant has not filed its Quarterly Report on Form 10-Q for the quarter ended March 31, 2014.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the matters discussed above, the Registrant has not yet completed its financial close processes or the preparation of its condensed consolidated financial statements for the quarter and six months ended June 30, 2014. The Registrant is therefore not at this time in a position to reasonably estimate all of the significant changes in its results of operations for the quarter and six months ended June 30, 2014 as compared to the quarter and six months ended June 30, 2013. However, as announced by the Registrant on August 5, 2014 in a press release that is included as Exhibit 99.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on the same date, the Registrant expects that for the quarter ended June 30, 2014, it will report a net loss per diluted share in the range of $0.16 to $0.20; for the quarter ended June 30, 2013, the Registrant reported net income per diluted share of $0.04. The Registrant anticipates that its income from operations for the quarter and six months ended June 30, 2014 will be lower than its income from operations for the quarter and six months ended June 30, 2013 due in part to (i) reduced bookings from the Registrant’s largest service provider customers for the Registrant’s visibility products and mobility infrastructure solutions, challenging market conditions in the routing and switching test markets, and lower than expected orders from large network equipment manufacturers and (ii) higher expenses in the quarter and six months ended June 30, 2014 relating to the Registrant’s acquisition of Net Optics, Inc. on December 5, 2013, internal investigations and related remediation efforts, the June 2014 restatement of the Registrant’s financial statements for the quarter ended March 31, 2013 and for the three and six months ended June 30, 2013, and a securities class action against the Registrant and certain of its current and former officers and directors, as well as shareholder derivative actions.

FORWARD-LOOKING STATEMENTS

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the expected timing of the Registrant’s completion and filing of its 2014 First Quarter Form 10-Q and 2014 Second Quarter Form 10-Q; that once the Registrant files its 2014 First Quarter Form 10-Q it can complete the condensed consolidated financial statements to be included in the 2014 Second Quarter Form 10-Q and that the Registrant’s independent registered public accounting firm can complete its review of those financial statements; and regarding the Registrant’s anticipated results of operations for the quarter and six months ended June 30, 2014 as compared to the quarter and six months ended June 30, 2013. In some cases, such forward-looking statements can be identified by terms such as may, will, should, expect, plan, believe, estimate, predict, or the like. Such forward-looking statements reflect the current intent, belief and expectations of the Registrant’s management and are subject to risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in the forward-looking statements. Factors that may cause future results to differ materially from management’s current expectations include, among other factors, the risk that information set forth herein may change materially before the Registrant files its 2014 First Quarter Form 10-Q and 2014 Second Quarter Form 10-Q; the risk that the Registrant may identify issues or considerations that relate to or affect the filing of its 2014 First Quarter Form 10-Q and/or the 2014 Second Quarter Form 10-Q; and, with regard to the forward-looking statements in Part IV(3) hereof, the Registrant’s completion of its financial close processes and condensed consolidated financial statements for the quarter ended March 31, 2014 and for the quarter and six months ended June 30, 2014. Factors that may cause future results to differ materially from our current expectations also include those identified in our Annual Report on Form 10-K for the year ended December 31, 2013 and in our other filings with the SEC. All forward-looking statements contained herein are based on information available to the Registrant as of the date hereof, and the Registrant undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise.

Ixia

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 12, 2014	By	/s/ Ronald W. Buckly
Ronald W. Buckly
Senior Vice President, Corporate Affairs
and General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

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